SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
SCHEDULE 13D (Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 1)[1]

Dicerna Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

253031108
(CUSIP Number)
Domain Associates, LLC	Ropes & Gray LLP
One Palmer Square	1211 Avenue of the Americas
Princeton, NJ 08542	New York, NY 10036
Attn: Lisa A. Kraeutler	Attn: Morri H. Weinberg, Esq.
Tel: (609) 683-5656	Tel: (212) 596-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2017
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 253031108

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY)		Domain Partners VIII, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	3,490,070*
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	3,490,070*
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		3,490,070*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		6.8%
14.	TYPE OF REPORTING PERSON		PN

* Includes 21,041 shares issuable upon exercise of Warrants.

CUSIP NO. 253031108

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY)		DP VIII Associates, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	25,886*
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	25,886*
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		25,886*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		Less than 0.1%
14.	TYPE OF REPORTING PERSON		PN

* Includes 156  shares issuable upon exercise of Warrants.

CUSIP NO. 253031108

AMENDMENT NO. 1 TO SCHEDULE 13D
Reference is hereby made to the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on behalf of the Reporting Persons with respect to the Common Stock of the Issuer on April 20, 2017 (the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

Item 4.     Purpose of Transaction.
Item 4 is hereby amended and supplemented by adding the information set forth in Item 6 below.
Item 5.     Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read in its entirety as follows:

(a)     The information requested by this paragraph is incorporated herein by reference to the cover pages to this Amendment No. 1 to Schedule 13D. Ownership percentages are based on 51,471,168 shares of Common Stock outstanding as of December 18, 2017, as advised by the Issuer.

In addition, Brian K. Halak holds the following options to purchase Common Stock, which are fully-vested or will vest within 60 days of the filing of this statement on Schedule 13D:

(i)     an option to purchase 25,000 shares at an exercise price of $16.30, expiring April 16, 2024;
(ii)    an option to purchase 15,000 shares at an exercise price of $18.73,  expiring June 18, 2024;
(iii)   an option to purchase 15,000 shares at an exercise price of $13.87,  expiring June 25, 2025;
(iv)   an option to purchase 15,000 shares at an exercise price of $3.26, expiring June 14, 2026; and
(v)    approximately 10,414 shares representing the vested portion of an option to purchase 25,000 shares at an exercise price of $3.42, expiring July 18, 2027.

Item 5(c) is hereby amended and restated in its entirety to report the transactions described in Item 6 below.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:
On December 18, 2017, pursuant to a letter agreement dated December 13, 2017 (the "Letter Agreement") among the Issuer and the Investors, all of the outstanding shares of Redeemable Convertible Preferred Stock held by the Reporting Persons were converted into Common Stock (the "Conversion").  The Letter Agreement is Exhibit E to the Schedule 13D, and any description thereof is qualified in its entirety by reference thereto.  In consideration for their agreement to the Conversion and to the waiver and amendment of certain provisions in the Registration Rights Agreement, pursuant to the Letter Agreement the Reporting Persons also received shares of Common Stock representing the additional dividend accruals on the Redeemable Convertible Preferred Stock that the Reporting Persons would have been entitled to receive up to and including March 31, 2018. The total number of shares of Common Stock received by DP VIII and DP VIII A pursuant to the Letter Agreement is 1,716,322 shares and 12,726 shares, respectively. Following such transactions, no shares of Redeemable Convertible Preferred Stock remain outstanding.
The Issuer and the Investors agreed to enter into the First Amendment to Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement Amendment"), pursuant to which the definition of "Registrable Securities" was modified such that the registration rights of the Reporting Persons extend to all shares of Common Stock received pursuant to the Letter Agreement.  The Registration Rights Agreement Amendment is Exhibit F to the Schedule 13D, and any description thereof is qualified in its entirety by reference thereto.
Item 7.     Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit E - Letter Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed with the Commission on December 14, 2017)
Exhibit F – Registration Rights Agreement Amendment (incorporated by reference to Exhibit 10.1 to  the Issuer's Form 8-K filed with the Commission on December 18, 2017)

CUSIP NO. 253031108
SIGNATURES
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  December 20, 2017

DOMAIN PARTNERS VIII, L.P.
By:	One Palmer Square Associates VIII, LLC, General Partner
By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact
DP VIII ASSOCIATES, L.P.
By:	One Palmer Square Associates VIII, LLC, General Partner
By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact
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